Exhibit 99.B(h)(2)

SCHEDULE D
TO THE
ADMINISTRATION AND TRANSFER AGENCY AGREEMENT
BETWEEN
SEI CATHOLIC VALUES TRUST
AND
SEI INVESTMENTS GLOBAL FUNDS SERVICES
DATED AS OF MARCH 24, 2015
AS AMENDED JANUARY 1, 2017

Portfolios:

This Agreement shall apply with respect to all portfolios of the Trust, either now existing or in the future created. The following is a listing of the current portfolios of the Trust (each, a
“Fund” and collectively, the “Funds”):

Catholic Values Equity Fund Catholic Values Fixed Income Fund

Fees:	Pursuant to Article 5, the Trust shall pay the Administrator the following fees, at the annual rate set forth below calculated based upon the average daily net assets of each Fund:

Catholic Values Equity Fund:

0.30% on the first $1.5 billion of Assets;
0.26% on the next $500 million of Assets;
0.21% on the next $500 million of Assets;
0.17% on the next $500 million of Assets;
0.12% on Assets over $3 billion.

Catholic Values Fixed Income Fund:

0.20% on the first $1.5 billion of Assets;
0.1775% on the next $500 million of Assets;
0.1550% on the next $500 million of Assets;
0.1325% on the next $500 million of Assets;
0.110% on Assets over $3 billion.

SEI Catholic Values Trust		SEI Investments Global Funds Services

By:	/s/ Stephen G. MacRae	By:	/s/ Stephen G. Meyer

Name:	Stephen G. MacRae	Name:	Stephen G. Meyer

Position:	Vice President	Title:	CEO & President

[END OF SCHEDULE D]